APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bocadillo Market
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period 31-Dec-20
ASSETS	
Current Assets:	
Cash	$ 100,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	100,000.00
Fixed Assets:	
Land	-
Leasehold improvements	$ 172,088.15
Furniture and Equipment	$ 95,173.85
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	267,262.00
Other Assets:	
Trademarks	-
Patents	-
intangible assets	7,222.50
Other Assets	-
Total Other Assets	7,222.50

TOTAL ASSETS	**$ 374,484.50**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	374,484.50
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	374,484.50
TOTAL LIABILITIES & EQUITY	**$ 374,484.50**
Balance Sheet Check	-

Bocadillo Market
Income Statement - unaudited
For the period ended 12/31/2020

	1/1/2020 - 12/31/2020
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-

Professional Services - Legal, Accounting	-					
Occupancy	-					
Rental Payments	-					
Salaries	-					
Payroll Taxes and Benefits	-					
Travel	-					
Utilities	-					
Website Development	-					
TOTAL OPERATING EXPENSES	-					
OPERATING PROFIT (LOSS)	-					
INTEREST (INCOME), EXPENSE & TAXES						
Interest (Income)	-					
Interest Expense	-					
Income Tax Expense	-					
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-					
NET INCOME (LOSS)	**$ -**					

I, James Martin, certify that:

1. The financial statements of BrokenSpanish included in this Form are true and complete in all material respects; and
2. The tax return information of BrokenSpanish included in this Form reflects accurately the information reported on the tax return for BrokenSpanish for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature James Martin

Name: James Martin

Title: Owner